UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Life Time Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53190C102

(CUSIP Number)

Bradford Berenson

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 43,069,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 43,069,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,069,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 191,478,758 shares of Common Stock (as defined below) outstanding as of the Closing (as defined below) of the Offering (as defined below) on October 12, 2021, as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on October 8, 2021.

CUSIP No. 53190C102	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VII, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 43,069,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 43,069,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,069,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 191,478,758 shares of Common Stock outstanding as of the Closing of the Offering on October 12, 2021, as reported in the Prospectus filed by the Issuer with the Commission on October 8, 2021.

CUSIP No. 53190C102	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 43,069,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 43,069,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,069,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 191,478,758 shares of Common Stock outstanding as of the Closing of the Offering on October 12, 2021, as reported in the Prospectus filed by the Issuer with the Commission on October 8, 2021.

CUSIP No. 53190C102	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 43,069,730 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 43,069,730 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,069,730 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 191,478,758 shares of Common Stock outstanding as of the Closing of the Offering on October 12, 2021, as reported in the Prospectus filed by the Issuer with the Commission on October 8, 2021.

Page 5 of 13 Pages

This Schedule 13D (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2.     Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VII, Inc., a Delaware Corporation (“TPG Advisors VII”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands exempted company, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG VII Magni GenPar Advisors, LLC, a Delaware limited liability company, and (ii) TPG Lonestar GenPar I Advisors, LLC, a Delaware limited liability company. TPG VII Magni GenPar Advisors, LLC is the general partner of TPG VII Magni GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG VII Magni SPV, L.P., a Delaware limited partnership, which directly holds 37,639,159 shares of Common Stock. TPG Lonestar GenPar I Advisors, LLC is the general partner of TPG Lonestar GenPar I, L.P., a Delaware limited partnership, which is the general partner of TPG Lonestar I, L.P., a Delaware limited partnership (“TPG Lonestar”), which directly holds 261,364 shares of Common Stock. TPG Advisors VII is the general partner of TPG VII Magni Co-Invest, L.P., a Delaware limited partnership (“TPG VII Magni Co-Invest” and, together with TPG VII Magni and TPG Lonestar, the “TPG Funds”), which directly holds 5,169,207 shares of Common Stock.

Because of the relationship of Group Advisors and TPG Advisors VII to the TPG Funds, Group Advisors and TPG Advisors VII may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter are the controlling shareholders of each of Group Advisors and TPG Advisors VII. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors and TPG Advisors VII, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

The principal business of each of Group Advisors and TPG Advisors VII is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is Director of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Executive Chairman of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Advisors VII are listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedules I and II hereto is a United States citizen.

Page 6 of 13 Pages

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedules I and II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.     Purpose of Transaction.

Initial Public Offering

On October 6, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc. (the “Representatives”), as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 39,000,000 shares of Common Stock at a price to the public of $18.00 per share. On October 12, 2021, the Offering closed (the “Closing”).

In connection with the Offering, TPG VII Magni and TPG VII Magni Co-Invest purchased an aggregate of 2,866,666 shares of Common Stock in the Offering at a price of $18.00 per share for an aggregate purchase price of $51,599,988.00.

The TPG Funds’ purchase of (i) securities of the Issuer prior to the Offering and (ii) shares of Common Stock in the Offering was funded by equity contributions of the limited partners of the TPG Funds.

LockUp Agreements

Pursuant to a lockup agreement (the “LockUp Agreement”) signed in connection with the Offering, the TPG Funds, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 180 days after the date of the Issuer’s prospectus filed with the Commission on October 8, 2021, except with the prior written consent of the Representatives.

Stockholders Agreement

On October 6, 2021, the Issuer, the TPG Funds and certain other parties, including certain stockholders (the “Holders”), entered into a third amended and restated stockholders agreement (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, each Holder was granted director nomination rights, agreed to vote all outstanding shares held by such Holder in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the Offering.

Pursuant to the Stockholders Agreement, for so long as the TPG Funds (i) have not, following the consummation of the Offering, sold shares of Common Stock, through one or more transactions, resulting in the TPG Funds receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), the TPG Funds will be entitled to nominate three directors, (ii) have effected the TPG Initial Investment Sell-Down, but still beneficially own shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, the TPG Funds will be entitled to nominate two directors, (iii) beneficially own less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, the TPG Funds will be entitled to nominate one director, and (iv) own less than 10% of the then outstanding shares of Common Stock, the TPG Funds will not be entitled to nominate a director;

Page 7 of 13 Pages

The TPG Funds’ nominees to the board of directors of the Issuer (the “Board”) are Jonathan Coslet and Paul Hackwell.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act of 1933, as amended, covering resales of the shares of Common Stock held by the TPG Funds and another Holder, and has granted other Holders and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I and II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement and Stockholders Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-Up Agreement and Stockholders Agreement, which have been filed as Exhibits 2 and 3 and are incorporated herein by this reference.

Item 5.     Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)(b) The following sentence assumes that there is a total of 191,478,758 shares of Common Stock outstanding as of the Closing of the Offering on October 12, 2021, as reported in the Prospectus filed by the Issuer with the Commission on October 8, 2021. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 43,069,730 shares of Common Stock, which constitutes approximately 22.5% of the outstanding shares of Common Stock.

Because of the relationship between the TPG Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to be acting as a group with the Holders. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the Holders. Shares of Common Stock beneficially owned by the Holders are not the subject of this Schedule 13D.

Page 8 of 13 Pages

(c)            Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d)            To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

* Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VII, Inc., David Bonderman and James G. Coulter, dated as of October 22, 2021.

2.	Form of LockUp Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on September 29, 2021).

3.	Stockholders Agreement, dated as of October 6, 2021, by and among the Issuer and certain stockholders (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2021).

Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2021

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Bradford Berenson

Name: Bradford Berenson

Title:  General Counsel

TPG Advisors VII, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title:   Vice President

David Bonderman

By: /s/ Gerald Neugebauer

Name: Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Gerald Neugebauer

Name: Gerald Neugebauer on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	Director
James Coulter	Director & Executive Chairman
Jon Winkelried	Chief Executive Officer and Director
Jack Weingart	Chief Financial Officer and Director
Anilu Vazquez-Ubarri	Chief Human Resources Officer and Director
Ken Murphy	Chief Operating Officer
Bradford Berenson	General Counsel
Joann Harris	Chief Compliance Officer
Todd Sisitsky	Director

SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Deirdre Cummings	Vice President
Michael Guo	Vice President

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VII, Inc., David Bonderman and James G. Coulter, dated as of October 22, 2021.
2.	Form of LockUp Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on September 29, 2021).
3.	Stockholders Agreement, dated as of October 6, 2021, by and among the Issuer and certain stockholders (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the Commission on October 12, 2021).